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Washington, D.C.

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SEC FILE NUMBER
8-67616

SEC Mail Processing
FEB 28 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TPG Capital BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 Commerce Street, Suite 3300
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Martin Davidson	(817) 871-4019	mdavidson@tpg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

301 Commerce Street, Suite 2601	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Martin Davidson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TPG Capital BD, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICOLE BUSSE
Notary Public, State of Texas
Comm. Expires 09-05-2022
Notary ID 129946647

Signature: [signature]

Title: Financial Operations Principal

Nicole Busse
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TPG Capital BD, LLC

Financial Statement
(with Report of Independent Registered Public Accounting Firm)
December 31, 2021

TPG

Table of Contents

Deloitte.

Deloitte & Touche LLP
Suite 2601
301 Commerce Street
Fort Worth, Texas 76102-3119
USA
Tel: +1 817 347 3300
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of TPG Capital BD, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TPG Capital BD, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2022

We have served as the Company's auditor since 2015.

TPG Capital BD, LLC
Statement of Financial Condition

		December 31, 2021
Assets		
Cash	$	89,535,987
Accounts receivable		2,659,415
Other assets		81,557
Total assets	$	92,276,959
Liabilities and member's equity		
Liabilities:		
Due to affiliate	$	879,977
Income taxes payable		90,280
Other accrued liabilities		314,836
Total liabilities		1,285,093
Member's equity		90,991,866
Total liabilities and member's equity	$	92,276,959

See accompanying notes to financial statement

1. Organization and Business Description

TPG Capital BD, LLC (the "Company") is a Texas limited liability company organized on March 21, 2007 and is 100% owned by TPG BD Advisors, LLC ("Parent" or "Member"). The Member's liability for the debts of the Company or any of its losses is limited to the amount of the Member's capital contributions. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in the underwriting and private placement of debt and equity securities as well as other debt instruments and equity-linked securities. The securities that the Company offers consist of privately-held and publicly traded equities, equity-linked securities, debt securities, investment fund interests issued by certain private equity funds and other funds that the Company's Parent and affiliates manage individually or through their principals. The Company also acts as an advisor, bookrunner, joint lead manager or co-manager on syndicate offerings and private placements, and as an arranger for arrangements related to affiliates of the Parent as well as third parties.

The Company is exempt from SEC Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Accordingly, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash, accounts receivable, other assets, due to affiliate, income taxes payable and other accrued liabilities. The carrying values of these assets and liabilities approximate fair value due to their short-term nature.

Accounts Receivable

The need for an allowance for doubtful accounts is based on a review of individual accounts. Historically, the Company has not experienced material losses due to uncollectible receivables and did not carry an allowance for

doubtful accounts as of December 31, 2021.

Income Taxes

The Company is a disregarded entity for federal income tax purposes that is not treated as separate from the Member, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statement as the Member is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes.

The Company applies the provisions of ASC 740, "Income Taxes" ("ASC 740"), which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740.

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense, which is consistent with the recognition of these items in prior reporting periods. As of December 31, 2021, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Member as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Member is subject to examination by federal and certain state and local tax regulators. The Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

3. Revenue Recognition

Pursuant to ASC 606, "Revenue from Contracts with Customers", revenue is recognized when control of promised services is transferred to customers, in amounts that reflect the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the service before control is transferred to a customer. The indicators of which party exercises control include the primary responsibility over performance obligations and discretion in establishing the price.

The Company recognizes revenue as follows:

Underwriting Fees from Affiliates

The Company provides underwriting services to portfolio companies of certain private equity funds that Global manages (the "Affiliates") and other affiliated entities. Underwriting fees from affiliates generates three types of revenue categorized as underwriting fees: debt structuring fees, equity and debt underwriting fees and transaction advisory fees. Debt structuring fees are either based upon a variable fee (i.e. percentage of principal placed with investors) or are a flat fee arrangement. Both types of debt structuring fee revenues are earned at the point in time when the Company has fulfilled its performance obligation to structure the arrangement for the customer and secure the financing. Equity and debt underwriting fees are earned based upon the spread between the selling price of the securities to investors and the Company's purchase price from the issuer; the net difference is paid to the Company as an underwriting fee. Equity and debt underwriting fees are considered earned on the trade date of the sale of the equity or debt to investors, which is the date the Company's performance obligation as an

underwriter has been fulfilled. Transaction advisory fees are specified in the contract based on the specific advisory services provided and are earned at the point in time when the Company has fulfilled its performance obligation by completing the services specified in the contract.

Underwriting fees from affiliates are generally presented net of related expenses as the Company is typically not the lead manager or arranger on underwriting transactions. For equity and debt underwriting transactions, the Company must estimate the share of transaction-related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and reduce the revenue the Company recognizes as co-manager. The amount of revenue recorded by the Company at such time reflects an amount for which the Company does not believe it is probable that the cumulative amount of revenue recorded is subject to reversal. If necessary, such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the close of the transaction. If the Company is the sole or lead manager in an underwriting transaction, the underwriting revenue and transaction-related expenses are recorded on a gross basis.

Private Placement Service Fees from Affiliates

Private placement service fees from Affiliates represent advisory fees earned in connection with the private placement services agreement (the "Affiliate Agreement") with TPG Global, LLC ("Global"). Under the Affiliate Agreement, the Company acts as a placement agent in the offer and sale of equity interests issued by Affiliates. The Affiliate Agreement provides for private placement service fee income based upon the reimbursement of expenses incurred by the Company related to placement services provided to Affiliates during any financial statement period as agreed to by Global and the Company. The expenses incurred and reimbursed for are primarily employee time dedicated to performing internal placement activities, certain overhead costs, income tax and other expenses incurred by the Company in connection with acting as and being registered as a broker-dealer. These fees are recognized over time as earned over the contract period. The Company has determined that the above method provides an appropriate depiction of the transfer of services to the customer as control of the services is transferred over time as the internal placement activities that occur are performed.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 12 to 1.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2021, the Company had net capital of $88,250,894 which was $88,150,894 in excess of its required net capital of $100,000. As of December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

5. Related Party Transactions

Subordinated Revolving Credit Facilities

In August 2014, the Company entered into two $15,000,000 subordinated revolving credit facilities ("Subordinated Credit Facilities"), for a total commitment of $30,000,000, with Citibank, N.A and JPMorgan Chase Bank, N.A. The Subordinated Credit Facilities are available for direct borrowings and are guaranteed by related parties of the Company. In July 2021, the Company extended the maturity date of the Subordinated Credit Facilities

from August 2022 to August 2023 (the "Maturity Date"). The Company is able to borrow and repay outstanding borrowings under the Subordinated Credit Facilities until August 2022 (the "Credit Period"). After the Credit Period, any outstanding borrowings must be repaid on or prior to the Maturity Date. The interest rate is calculated as the secured overnight financing rate at the time of borrowing plus 2.25%. During the year ended December 31, 2021, the Company did not make any borrowings or repayments on the Subordinated Credit Facilities. There was no balance outstanding on the Subordinated Credit Facilities as of December 31, 2021.

Administrative Service Agreement

As described in Note 3, the Company has an Affiliate Agreement with Global. In accordance with the terms of this administrative service agreement, Global provides certain general administrative services to the Company including accounts payable processing and payment, office space, and other overhead costs. Global also provides employees to perform internal placement agent activities pursuant to the Affiliate Agreement.

Due to affiliate

Amounts due to affiliate represents accrued expenses due to Global under the Company's administrative service agreement with this related party.

6. Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, examinations, inquiries, and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries, and investigations may result in the commencement of civil or criminal lawsuits against the Company or its personnel. As of December 31, 2021, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statement.

7. Subsequent Events

On January 10, 2022, the Company made a distribution of equity in the amount of $52,000,000 to the Parent.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 through the date the financial statement was issued, and has determined there were no other subsequent events that would require recognition or disclosure in the Company's financial statement.